Law Offices of Thomas E. Puzzo, PLLC

4216 NE 70th Street

Seattle, Washington 98115

Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com

Writer’s cell: (206) 412-6868

October 12, 2011

VIA EDGAR

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

              Re:    Alliance Petroleum Corporation (the “Company”)

                        Amendment No. 5 to Registration Statement on Form S-1

Filed October 12, 2011

                        File No. 333-171123

Dear Mr. Schwall:

Pursuant to the staff’s comment letter dated September 18, 2011, we respectfully submit this letter on behalf of our client, the Company.

Amendment No. 5 to the Company’s Form S-1 was filed with the Commission via EDGAR on October 12, 2011.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  The page numbers below reference the redlined Amendment No. 5 to the Company’s Form S-1.

Amendment No. 4 to Registration Statement on Form S-l

General

1.

Please update your page references throughout your filing, For example, and without limitation, you indicate on your prospectus cover page that your Risk Factors section begins on page 5.  However, such section begins on page 6.

Company response:   The Company confirms that it has updated all page references throughout the Form S-1.

2.

We note your response to prior comment 5 in our letter dated August 9, 2011, and reissue such comment in part. Please revise your disclosure throughout your filing to provide consistent disclosure regarding your use of proceeds, and to otherwise clarify throughout your filing your use of proceeds. For example, and without limitation, you state at page 4 that the $100,000 you plan to raise in this offering will not be applied to the exploration activities identified in your 12-month plan of operation on page 28. However, your plan of operation is not set forth on page 28. In addition, your disclosure at page 31 suggests that your 12-month plan of operation includes phase I of your exploration plan. Based on your disclosure on page 31, such plan includes "initial ground geophysics" at a cost of $15,000.  If such amount is the same as the "geological surveys" that you reference in your use of proceeds table, please tell us why you state at page 4 that the $100,000 you plan to raise in the offering will not be applied to your exploration activities in your 12-month plan of operation.

Risk Factors, page 6

Company response:  The Company has revised its disclosure throughout its filing to provide consistent disclosure regarding its use of proceeds, and otherwise clarifies throughout its filing its use of proceeds.  The Company has corrected the page reference to is 12-month plan of operation from page 28 to page 29.  The Company confirms that “initial ground geophysics” is not the same as the “geological surveys.”

We require a significant amount of capital for our operations ..., page 7

3.

We note your disclosure at page 7 that your current cash and the funds that you anticipate receiving from the sale of your 500,000 shares in this offering will be sufficient to complete the first phase of any initial exploration program of any property claim, including that of the Property.  However, this does not appear to be consistent with your disclosure at page 31 that you will require additional funding of $26,000 to proceed with phase 1. In that regard, we also note that your use of proceeds table does not cover each of the elements of phase I that are described on page 31. Please advise or revise.

Company response:  The Company has revised its disclosure in the referenced risk fact to state that the sale of its 500,000 shares in this offering will not be sufficient to complete any phase of any initial exploration program of any property claim, including that of the Property.

4.

Please explain your reference at page 21 to Omega Water Corp. Management's Discussion and Analysis of Financial Condition and Results of Operation.

Company response:   The Company made a typographical error and has changed the reference from “Omega Water Corp.” to “the Company.”

Management's Discussion and Analysis of Financial Condition and Results of Operation,

Liquidity and Capital Resources, page 33

5.

Please clarify in this section, if true, that you will not be able to complete your 12-month plan of operation (including your proposed exploration plan during such 12-month period) solely with the funds from this offering, and that you will need to obtain additional funds from other sources.

Company response:   The Company included a new paragraph on page 33 as follows:

We will not be able to complete our 12-month plan of operation, including our proposed exploration plan during such 12-month period, solely with the funds from this offering, and we will need to obtain additional funds from other sources.  We will need to borrow additional funds or privately sell our equity or debt securities to raise sufficient funds to complete our 12-month plan of operation, including our proposed exploration plan during such 12-month period.  We have not commenced any activities to raise such funds and have no current plans on how to raise such funds.

Financial Statements for the period ended June 30, 2011 (unaudited)

Statements of Cash Flows, page F-14

6.

Please review the totals you present for 'Cash used for investing activities.  These totals do not equate to the cash outflow for the mineral lease option of $4,000.

Company response:   The Company has addressed the above comment in the financial statements for the period ended September 30, 2011, included in Amendment 5 to the Company’s S-1.

Exhibits

7. We note the last consent you filed from your independent accountant was dated June 13,

2011.  Please obtain and file an updated consent from your independent accountant. Note that a new consent or acknowledgement letter is required:

• Whenever any change, other than typographical, is made to the financial statements;

• For an amendment if there have been intervening events since the prior filing that are material to the company; and

• Prior to the effectiveness of a registration statement if an extended period of time passes since the last filing. An extended time is generally any period which is more than 30 days.

Company response:   The Company obtained an updated consent from its independent accountant, included as Exhibit 23.1 to the Form S-1, as well as an updated legal opinion included as Exhibit 5.1.

Please contact the undersigned with any questions, comments or other communications to the Company.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo